

June 10, 2010

By U.S. Mail and facsimile to (404) 813-5440

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

>   **Re: SunTrust Banks Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
>   **File No. 001-08918**

Dear Mr. Chancy:

      We have reviewed your response dated May 5, 2010 to our comment letter dated April 23, 2010. Please provide us with the following additional information:

<p style="text-align:center">*   *   *   *   *</p>

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 38

1. We note your response to prior comment six from our letter dated April 23, 2010. We believe the information provided in your response that quantifies the percentage of total troubled debt restructurings by concession type would be useful to investors. Please revise your future filings to disclose this information.

2. We note your response to prior comment eight from our letter dated April 23, 2010. In your response, you state that a de minimus number of commercial real estate loan

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
June 10, 2010
Page 2 of 3

modifications have constituted troubled debt restructurings because the overall
revised terms of the modifications were not deemed concessionary and reflect current
market terms. Please tell us and revise your future filings to:

- quantify the dollar amount of modified commercial real estate loans (and any
other types of loans) not considered to be troubled debt restructurings; and
- describe the revised terms of the modifications and explain why they are not
deemed concessionary and how they reflect current market terms.

3. We note your response to prior comment 10 from our letter dated April 23, 2010. We
note that you proactively reached out to certain clients to renegotiate terms of their
loans as a result of stress tests performed on your income producing portfolio. Please
revise your future filings to discuss the triggers or factors you review to identify these
loans in order to proactively offer assistance.

4. As a related matter, please tell us how you considered the guidance in ASC 470-60-
15-8 when determining whether the aforementioned modified loans were troubled
debt restructurings. Specifically, confirm to us that these modifications met the
underwriting standards you used to issue new loans at current market rates.

Notes to Financial Statements

Note 1- Significant Accounting Policies

Allowance for Loan Losses, page 88

5. We note your response to prior comment 13 from our letter dated April 23, 2010.
Please tell us, and revise future filings to disclose the following regarding your
appraisal process for collateral dependent loans:

- Whether you make any adjustments to appraisals and why;
- The type of appraisals, such as "retail value" or "as is value";
- How partially charged-off loans measured for impairment based on the
collateral value are classified and accounted for subsequent to receiving an
updated appraisal. For example, disclose whether the loans are returned to
performing status or whether they remain as nonperforming;
- Describe the procedures performed between receipt of updated appraisals to
ensure impairment of loans measured for impairment based on collateral value
are measured appropriately;
- Discuss how you determine the amount to charge-off; and
- In situations where appraisals are not used to determine the fair value of the
underlying collateral or where the appraisal has not been updated, discuss

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
June 10, 2010
Page 3 of 3

your processes and procedures for estimating the value of the collateral for those loans.

Note 11- Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities, page 104

6. We note your response to prior comment 15 from our letter dated April 23, 2010. We are contemplating your response and may have further comments.

Note 21- Contingencies, page 150

7. We note your response to prior comment 17 from our letter dated April 23, 2010. We note it is the opinion of management that liabilities arising from legal claims in excess of the amounts current accrued, if any, will not have a material impact to the Company's financial condition or results of operations. Please revise your future filings to state, if true, that there will be no material impact to the Company's cash flows.

*   *   *   *   *

You may contact David Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you have any questions regarding our comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant